APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

January 15, 2010

Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Cicely LaMothe Wilson K. Lee

Re:	Apartment Investment and Management Company File No. 001-13232 Form 10-K for the year ended December 31, 2008

AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2008

Ladies & Gentlemen:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Paul Beldin on behalf of Apartment Investment and Management Company (“Aimco”) and AIMCO Properties, L.P., a Delaware limited partnership (collectively, the “Companies”), in a letter dated January 4, 2010. The Companies’ response to the Staff’s comment is set forth below.

* * * * *

United States Securities and Exchange Commission
January 15, 2010

Form 10-K for the year ended December 31, 2008

Financial Statements and Notes

Consolidated Statements of Income, page F-4

1.
Comment: As it relates to your proposal to present the impairment losses within operating income in future filings, please supplementally confirm that in your 10-K for the fiscal year ended December 31, 2009, you will ensure all impacted financial statement columns are labeled as restated and you will provide all the required disclosures outlined in paragraph 250-10-50-7 of the FASB Accounting Standards Codification.

Response: In response to the Staff’s comment, the Companies confirm that in their Forms 10-K for the year ended December 31, 2009, they will ensure all affected financial statement columns are labeled as restated and they will provide the required disclosures outlined in paragraph 250-10-50-7 of the FASB Accounting Standards Codification.

If you have further questions regarding the information provided, please contact Ernie Freedman, Executive Vice President and Chief Financial Officer, at (303) 691-4316 (phone) or (720) 493-6545 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile).

Sincerely,

/s/ Paul Beldin

Paul Beldin
Chief Accounting Officer of Aimco and AIMCO-GP, Inc.,
the general partner of AIMCO Properties, L.P.

Cc:	Amy B. Freed, Hogan & Hartson LLP Lisa R. Cohn, Aimco Ernie Freedman, Aimco